CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

June 13, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

CREAM GRANTS STOCK OPTIONS

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) has granted a total of 100,000 incentive stock options to a director of Cream, exercisable over a five-year period expiring June 12, 2011, at a price of $0.50 per share.  The options were issued in accordance with the Cream’s stock option plan, approved by shareholders September 2000, as amended September 2004, and will have a four-month hold period expiring October 13, 2006.

For more information about Cream and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.